Lufthansa

02 AUG 20 AM 10: 05

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen / Your Ref.

Unsere Zeichen / Datum / Our Ref. / Date: CGN IR dg, August 12, 2002

Telefon / Telefax / Telephone / Telefax

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

SUPPL

02049454

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 3 0 2002
THOMSON FINANCIAL

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

U. Schlosser

Ulrike Schlosser

Enclosures

Deutsche Lufthansa Aktiengesellschaft
Von-Gablenz-Str. 2–6

Briefsendungen: 50664 Köln
Paketsendungen: 50679 Köln

Mitglied der IATA/Member of IATA
Telefon/Telephone (02 21) 826-0
Telex 8 873 531
Telefax (02 21) 8 26 38 18
Teletex 2 21 40 34
Telegramme/Telegrams Lufthansa Köln

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

U.S. OFFICIAL MAIL
SECURITIES AND EXCHANGE COMMISSION

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Investor Info
July 2002
Including traffic figures

Change in capacity utilisation in July compared with previous year


80
75
70
65
%60
55
50
45
40
2002
2001
PassengerLF
Cargo LF
GroupLF

Passenger and cargo services improve load factors

Last month the number of passengers carried by Lufthansa reached the 4-million mark for the first time since 11 September. The passenger count for July remained 9.3 per cent below the prior-year level mainly due to declining ticket sales on domestic routes as a result of the weak economy in Germany. Although available capacity was increased cautiously by 4 per cent over the previous month, it still lagged 6.7 per cent behind the figure for July 2001. Sales developed accordingly, raising the passenger load factor only marginally by 0.1 percentage points to 75.9 per cent. The Americas traffic region, meanwhile, showed significant signs of recovery. At 8.1 per cent, the decline in passenger numbers fell below double figures for the first time. In the Asia/Pacific region, the Kashmir conflict and the development of the yen resulted in weaker traffic figures in the respective areas. Nonetheless, in Asia/Pacific, as in the Americas, Lufthansa attained a seat occupancy rate of over 80 per cent.

In July Lufthansa Cargo transported 137,000 tonnes of freight and mail, an increase of 1.5 per cent over the previous year. Despite a 5.2 per cent reduction in capacity, sales grew by 5.4 per cent. The cargo load factor rose to 65.7 per cent (+ 6.7 pp). Asia/Pacific outshone all the other traffic regions, reporting double-figure growth, which boosted the cargo load factor by 7.4 per cent to 73.7 per cent.

The Group's overall load factor climbed to 71.3 per cent (+ 3.0 pp).

Important:
Due to the transfer of European services to Eurowings the passenger traffic figures are not fully comparable with those of the previous year.

Ten Airbus A330s ordered

With the decision to purchase ten long-range A330-300s Lufthansa is fleshing out its plans for its medium-term fleet expansion and taking advantage of the current favourable market for aircraft procurement. The investment has already been accounted for in the Group's capital expenditure budget. Pending approval of the Supervisory Board, the aircraft will be delivered between January 2004 and November 2005.

Note:
The Lufthansa Group's 2002 Half-Yearly Report will be released at 8:15 hrs CEST on 21 August at www.lufthansa-financials.com

Lufthansa once again most punctual airline in Europe

In the first five months of 2002 Lufthansa flights were significantly more punctual than those of its rivals, making Lufthansa the most punctual hub carrier in Europe. The new "Allegro" system, introduced in April to help pinpoint the cause of delays, has led to further improvements.

Dates 2002 – 2004

6.11.2002 – (brought forward!) Press and Analysts' Conference / Release of the Group Report January-September 2002
20.3.2003 – Press and Analysts' Conference on 2002 result
14.5.2003 – Release of January-March 2003 result
18.6.2003 – 50th Annual General Meeting in Cologne
13.8.2003 – Release Group Report Jan-June 2003
12.11.2003 – Release of Group Report Jan-Sep 2003
25.3.2004 – Press and Analysts' Conference on 2003 result
18.6.2004 – 51st Annual General Meeting in Cologne

Deutsche Lufthansa AG
Investor Relations
Tel. +49 (0) 221 826-2444, Fax -2286
Tel. +49 (0)69 696-90997, Fax - 90990
E- mail:
investor.relations@ dlh.de
Internet:
www.lufthansa-financials.com

August 09, 2002

Traffic figures July 2002				
Lufthansa Passenger Business Group*	**July**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	3,978	-9.3	24,976	-9.3
Available seat-kilometers (mio)	10,970	-6.7	68,050	-10.1
Revenue pax-kilometers (mio)	8,331	-6.5	50,444	-8.1
Passenger load-factor (%)	75.9	+ 0.1P	74.1	+ 1.6P
Number of Flights	44,669	-2.1	281,378	-8.3
Lufthansa Cargo AG	**July**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	137	+1.5	940	-2.9
Available Cargo tonne-km (mio)	922	-5.2	6,087	-9.3
Revenue Cargo tonne-km (mio)	605	+5.4	4,076	-1.4
Cargo load-factor (%)	65.7	+ 6.7P	67.0	+ 5.4P
Number of Flights	2,072	-4.9	13,615	-12.5
Lufthansa Group	**July**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	2,026	-5.9	12,905	-9.8
Revenue tonne-km (mio)	1,445	-1.8	9,158	-5.2
Overall load factor (%)	71.3	+ 3.0P	71.0	+ 3.4P
Number of Flights	46,741	-2.3	294,993	-8.5
Traffic regions				
Europe (incl. Germany)	**July**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	3,089	- 10.3	19,609	- 10.1
Available seat-kilometers (mio)	3,320	- 8.2	21,242	- 10.0
Revenue pax-kilometers (mio)	2,180	- 9.1	13,271	- 8.9
Passenger load-factor (%)	65.7	- 0.6P	62.5	+ 0.8P
Cargo/mail in 1,000 tonnes	59	- 4.9	422	- 4.1
Available Cargo tonne-km (mio)	99	- 16.1	664	- 15.6
Revenue Cargo tonne-km (mio)	36	- 9.8	264	- 6.8
Cargo load-factor (%)	36.0	+ 2.5P	39.8	+ 3.8P
America (North and South)	**July**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	501	- 8.1	2,814	- 13.2
Available seat-kilometers (mio)	4,325	- 11.7	25,013	- 17.4
Revenue pax-kilometers (mio)	3,515	- 8.5	19,996	- 14.2
Passenger load-factor (%)	81.3	+ 2.8P	79.9	+ 3.0P
Cargo/mail in 1,000 tonnes	35	+ 0.2	231	- 10.8
Available Cargo tonne-km (mio)	351	- 7.9	2,213	- 14.6
Revenue Cargo tonne-km (mio)	233	+ 3.0	1,535	- 8.4
Cargo load-factor (%)	66.4	+ 7.0P	69.3	+ 4.6P
Asia/Pacific	**July**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	261	- 0.7	1,712	+ 4.0
Available seat-kilometers (mio)	2,584	+ 2.8	16,631	- 1.8
Revenue pax-kilometers (mio)	2,089	- 1.7	13,455	+ 0.2
Passenger load-factor (%)	80.9	- 3.6P	80.9	+ 1.7P
Cargo/mail in 1,000 tonnes	36	+ 15.8	230	+ 9.6
Available Cargo tonne-km (mio)	404	+ 0.1	2,714	- 4.2
Revenue Cargo tonne-km (mio)	297	+ 11.2	1,980	+ 5.9
Cargo load-factor (%)	73.7	+ 7.4P	73.0	+ 6.9P
Middle East and Africa	**July**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	122	- 1.4	810	+ 0.9
Available seat-kilometers (mio)	734	+ 3.3	5,081	+ 5.0
Revenue pax-kilometers (mio)	541	+ 1.8	3,666	+ 3.4
Passenger load-factor (%)	73.7	- 1.1P	72.2	- 1.0P
Cargo/mail in 1,000 tonnes	8	+ 0.7	57	- 3.6
Available Cargo tonne-km (mio)	68	- 2.6	496	- 1.3
Revenue Cargo tonne-km (mio)	40	- 3.7	297	- 2.6
Cargo load-factor (%)	58.0	- 0.6P	59.8	- 0.9P

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH